February 25, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Robert R. Falconi
President and Chief Operating Officer
748 Miller Drive, S.E.
Leesburg, Virginia 20175

Re:	Precision Auto Care, Inc.
	Form 10-KSB for the fiscal year ended June 30, 2004
      Form 10-Q for the quarter ended September 30, 2004
	Commission file #: 000-29478

Dear Mr. Falconi:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *


Form 10-KSB for the fiscal year ended June 30, 2004

Management`s Discussion and Analysis or Plan of Operation
Results of Operations
Comparison of the year ended June 30, 2004 to the year ended June
30,
2003



Gain on Debt Restructuring

1. We note from the discussion included on page 14 that the Company has included a reduction of approximately $659,000 in accrued expenses associated with its Mexican subsidiary in "gain on debt restructuring" in its consolidated statement of operations for the year ended June 30, 2003. Please tell us in further detail the nature and timing of the events or circumstances which resulted in the reduction of these accrued expenses during 2003. As part of your response, please indicate when and why the accruals were initially established and explain why management no longer believes they are required. Additionally, please explain why the Company believes the classification of this reduction in accrued expenses should be reflected in "gain on debt restructuring" in the Company`s consolidated statement of operations.

Notes to the Financial Statements

Note 2.  Summary of Significant Accounting Policies

- Segment Reporting

2. We note from page 4 that you provide automotive services primarily through franchised operations located in the United States and in certain foreign countries. In future filings, please include a disclosure of revenues from external customers (1) attributed to the enterprise`s country of domicile and (2) attributed to all foreign countries in total from which the enterprise derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues should be disclosed separately.
See paragraph 38 of SFAS 131.

- Goodwill and Intangible Assets

3. Your current disclosures in Note 2 only address the Company`s accounting policy for evaluating and measuring potential impairments in the recorded values of the Company`s long-lived assets with definitive useful lives. As goodwill represents a significant portion of the Company`s total assets, please revise future filings to disclose the Company`s accounting policy and methodology for evaluating and measuring potential impairments in the recorded values of the Company`s goodwill and indefinite lived intangible assets. As part of your revised disclosure, explain the methods and significant assumptions used to determine the fair value of your reporting units and explain how the Company`s operations are organized into reporting units for purposes of performing the goodwill impairment analysis. The discussion of goodwill and intangible assets included in your discussion of critical accounting policies on pages 12 and 13 of MD&A should be similarly revised.



Note 6. Income Taxes

4. We note that the Company had established deferred tax asset valuation allowances of $6,425,000 and $7,054,000 at June 30, 2004 and 2003, respectively. We also note from the disclosure in Note 6 that the valuation allowances established related to net operating losses which expire from 2014 through 2017. As the Company generated positive net earnings during both fiscal 2004 and fiscal 2003, and has continued to generate positive earnings during interim periods in fiscal 2005, please tell us and revise future filings to explain in further detail why management believes that it is more likely than not, that a significant portion of its deferred tax assets will not be realized and that a valuation allowance is therefore required at
June 30, 2004. Also, explain in further detail how management determined the $629,000 that was released from the deferred tax asset valuation allowance during 2004. We may have further comment upon receipt of your response.

Note 7.  Debt Restructuring

5. We note that in 2003 you recognized a gain on the extinguishment of debt held with Precision Funding LLC and a former board member, Arther Keller who also owns 33% of the Company`s outstanding shares.
As this debt is due from a related party, please supplementally tell us your basis for recognizing a gain on the extinguishment of this debt. It appears that this "gain" should be reflected as a capital transaction in your financial statements. See paragraph 20, footnote
1 of APB 26. Additionally, please tell us how you determined fair value of the common stock, Series A redeemable preferred stock and the warrants that were issued in connection with the restructuring transaction.

6. We note that during 2004 you recognized a gain of $160,000 due to
extinguishment of debt with Board LLC, an entity composed of certain
members of your board of directors.  As the board of directors is
a
related party to the Company, it may be inappropriate to recognize
a
gain on the extinguishment of debt. Please supplementally tell us your basis for accounting for the extinguishment of the debt with Board LLC as a gain rather than a capital transaction. See paragraph
20, footnote 1 of APB 26.   Additionally, please tell us how you
determined the fair value of the warrants issued to Board LLC as part of the restructuring transaction.

Note 9. Related Party Transactions

7. We note the disclosure in Note 9 indicating that the Company received a $450,000 note in connection with the sale of Hydro Spray in April 2003. We further note that on June 17, 2003, the purchaser of Hydro Spray bought the note back from the Company for $204,000. Please explain how the purchase price for the note compared to the carrying value of the note at the date it was repurchased. If an amount less than the carrying amount was received by the Company, please explain why the Company agreed to this arrangement and explain how any resultant loss was reflected in the Company`s financial statements.

Form 10-Q for the period ended December 31, 2004

Note 3. Master License Agreement

8. We note from the disclosure provided in Note 3 that the Company plans to use the installment method for amounts due under the master franchise agreement with Hung Yue Holdings (Hong Kong) Ltd. due to the extended payment terms associated with this arrangement. We also note that although no centers had been opened under the agreement as of December 31, 2004, the Company had recognized $130,000 of revenues in connection with this arrangement during the six months ended December 31, 2004. Given that no centers had yet been opened under the arrangement, please explain why the Company believed it was appropriate to recognize $130,000 of revenues under this arrangement and explain in further detail how the amount recognized as revenue was determined. We note from the discussion on page 14 of MD&A that the Company had received $150,000 of advance payments under the terms of the agreement upon signing but do not understand why the receipt of "advance payments" would results in recognition of revenue. Please advise or revise as appropriate.

General

9. Comply with the comments on the Form 10-KSB for the year ended
June 30, 2004 as they apply to filings on Form 10-QSB.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-824-5663 or me at 202-942-1936 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Precision Auto Care, Inc.
February 25, 2005
Page 1